UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of DECEMBER, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  December 19, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.

                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                            AUGUST 31, 2007 AND 2006

                                                                 D & H Group LLC
                                                           Chartered Accountants






AUDITORS' REPORT




To the Shareholders of
Halo Resources Ltd.


We have audited the balance sheets of Halo Resources Ltd. as at August 31, 2007 and 2006 and the statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

On December 7, 2007, we reported separately to the shareholders of Halo Resources Ltd. on the financial statements as at August 31, 2007 and 2006 and for the years ended August 31, 2007, 2006 and 2005 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.





Vancouver, B.C.
December 7, 2007, except as to                             /s/ D&H GROUP LLP
Note 16(a) which is as of December 18, 2007              CHARTERED ACCOUNTANTS






D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway  Telephone 604 731 5881   www.DHgroup.ca
Vancouver, British Columbia     Facsimile 604 731 9923   A BC Limited Liaibility
Canada V6H 4C1           Email: info@dhgroup.ca      Partnership of Corporations

Member  of  BHD   Association   with   affiliated   offices  across  Canada  and
                               internationally

                               HALO RESOURCES LTD.
                                 BALANCE SHEETS
                                 AS AT AUGUST 31


                                                       2007            2006
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                  2,102,498         271,935
Amounts receivable and prepaids (Note 3)                214,642         136,275
                                                   ------------    ------------
                                                      2,317,140         408,210

CAPITAL ASSETS (Note 4)                                 330,926         298,630

UNPROVEN MINERAL INTERESTS (Note 5)                  24,139,099      23,845,828
                                                   ------------    ------------
                                                     26,787,165      24,552,668
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                474,375         256,688

REDEEMABLE PREFERRED SHARES (Note 6)                  8,000,000       8,000,000

ASSET RETIREMENT OBLIGATION (Note 15)                 1,014,500       1,014,500

FUTURE INCOME TAX LIABILITY (Note 10)                 4,886,000       4,832,000
                                                   ------------    ------------
                                                     14,374,875      14,103,188
                                                   ------------    ------------
LEASE COMMITMENTS (Note 14)


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               35,766,585      32,395,855

CONTRIBUTED SURPLUS (Note 9)                          2,149,234       1,360,767

DEFICIT                                             (25,503,529)    (23,307,142)
                                                   ------------    ------------
                                                     12,412,290      10,449,480
                                                   ------------    ------------
                                                     26,787,165      24,552,668
                                                   ============    ============


SUBSEQUENT EVENTS (Note 16)




APPROVED BY THE BOARD

/s/ LYNDA BLOOM     , Director
-------------------

/s/ NICK DEMARE     , Director
-------------------


   The accompanying notes are an integral part of these financial statements.

                               HALO RESOURCES LTD.
                         STATEMENTS OF LOSS AND DEFICIT
                          FOR THE YEARS ENDED AUGUST 31



                                                      2007             2006
                                                        $               $
EXPENSES

Accretion (Note 15)                                           -          76,000
Amortization of capital assets                           32,978          39,373
General and administrative                            1,637,589       1,267,825
General exploration                                      40,269          17,627
Stock-based compensation (Note 8)                       679,122         550,817
Part XII.6 tax expense                                        -          43,000
Write-down of unproven mineral interest (Note 5)        340,000       1,538,655
                                                   ------------    ------------
                                                      2,729,958       3,533,297
                                                   ------------    ------------
LOSS BEFORE OTHER ITEM                               (2,729,958)     (3,533,297)
                                                   ------------    ------------
OTHER ITEM
Interest and other                                       63,071          16,729
                                                   ------------    ------------
LOSS BEFORE INCOME TAXES                             (2,666,887)     (3,516,568)

FUTURE INCOME TAX RECOVERY (Note 10)                    470,500       1,316,633
                                                   ------------    ------------
NET LOSS FOR THE YEAR                                (2,196,387)     (2,199,935)

DEFICIT - BEGINNING OF YEAR                         (23,307,142)    (21,107,207)
                                                   ------------    ------------
DEFICIT - END OF YEAR                               (25,503,529)    (23,307,142)
                                                   ============    ============


LOSS PER COMMON SHARE - BASIC AND DILUTED                $(0.06)         $(0.08)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         35,293,394      28,447,710
                                                   ============    ============



   The accompanying notes are an integral part of these financial statements.

                              HALO RESOURCES LTD.
                            STATEMENTS OF CASH FLOW
                         FOR THE YEARS ENDED AUGUST 31



                                                       2007            2006
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (2,196,387)     (2,199,935)
Items not involving cash
Accretion                                                     -          76,000
Amortization of capital assets                           32,978          39,373
Stock-based compensation                                679,122         550,817
Write-down of unproven mineral interests                340,000       1,538,655
Future income tax recovery                             (470,500)     (1,316,633)
(Increase) decrease in amounts receivable
   and prepaids                                         (78,367)         61,232
Increase (decrease) in accounts payable
   and accrued liabilities                              (17,073)       (495,278)
                                                   ------------    ------------
                                                     (1,710,227)     (1,745,769)
                                                   ------------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                         4,288,350       4,125,749
Common share issue costs                               (372,775)       (257,173)
                                                   ------------    ------------
                                                      3,915,575        3,868,576
                                                   ------------    ------------
INVESTING ACTIVITIES

Proceeds from disposition of unproven
   mineral interests                                  3,825,000               -
Additions to unproven mineral interests              (4,134,511)     (2,469,647)
Purchase of capital assets                              (65,274)       (274,750)
                                                   ------------    ------------
                                                       (374,785)     (2,744,397)
                                                   ------------    ------------
INCREASE (DECREASE) IN CASH DURING THE YEAR           1,830,563        (621,590)

CASH - BEGINNING OF YEAR                                271,935         893,525
                                                   ------------    ------------
CASH - END OF YEAR                                    2,102,498         271,935
                                                   ============    ============


SUPPLEMENTAL CASH FLOW INFORMATION - See Note 13.


   The accompanying notes are an integral part of these financial statements.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year. Examples of significant estimates made by management include amortization, the provision for future income tax recoveries and composition of future income tax assets and future income tax liabilities, valuations of mineral interests, capital assets, asset retirement obligations and stock-based compensation. Actual results may differ from those estimates.

         UNPROVEN MINERAL INTERESTS

         Unproven mineral interests costs and exploration, development and field support costs directly relating to mineral interests are deferred until the interests to which they relate are placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred unproven mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

         From time to time, the Company acquires or disposes of mineral interests pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral interest costs or recoveries when the payments are made or received.

         CAPITAL ASSETS

         Capital assets are recorded at cost. Amortization is calculated using the straight-line method over the estimated useful life of the assets, as follows:

                    Office furniture and equipment              20%
                    Computer and telephone equipment            25%
                    Field equipment and facility                20%
                    Leasehold improvements                      50%

         ASSET RETIREMENT OBLIGATIONS

         Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

         Where possible, the Company has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INCOME TAXES

         Income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

         EARNINGS (LOSS) PER SHARE

         Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

         RECENT ACCOUNTING PRONOUNCEMENTS

         CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

         CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

         CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other compre-hensive income until these assets are no longer included on the balance sheet.

         CICA Handbook Section 1506: "Accounting Changes" (CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

         The Company will be required to adopt the above new accounting pronouncements for its fiscal period beginning September 1, 2007. The adoption of these new pronouncements is not expected to have an effect on the Company's financial position or results of operations.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



3.       AMOUNTS RECEIVABLE AND PREPAIDS
                                                       2007            2006
                                                         $               $

         Goods and services taxes receivable            144,525          43,424
         Prepaids                                        50,680          55,011
         Other                                           19,437          37,840
                                                   ------------    ------------
                                                        214,642         136,275
                                                   ============    ============


4.       CAPITAL ASSETS

                                                   --------------------------------------------    ------------
                                                                       2007                            2006
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED       NET BOOK       NET BOOK
                                                       COSTS       AMORTIZATION        VALUE           VALUE
                                                         $               $               $               $

         Office furniture and equipment                  53,843          15,912          37,931          40,417
         Computer and telephone equipment                62,661          19,653          43,008          21,430
         Field equipment and facility                   279,381          33,716         245,665         226,700
         Leasehold improvements                          11,524           7,202           4,322          10,083
                                                   ------------    ------------    ------------    ------------
                                                        407,409          76,483         330,926         298,630
                                                   ============    ============    ============    ============


5.       UNPROVEN MINERAL INTERESTS

                               ------------------------------------------   ------------------------------------------
                                                   2007                                        2006
                               ------------------------------------------   ------------------------------------------
                                                 DEFERRED                                    DEFERRED
                                ACQUISITION    EXPLORATION       TOTAL       ACQUISITION    EXPLORATION       TOTAL
                                   COSTS          COSTS          COSTS          COSTS          COSTS          COSTS
                                     $              $              $              $              $              $

         Duport                  15,237,502      2,299,678     17,537,180     14,957,409      2,241,773     17,199,182
         Bachelor Lake              881,789              -        881,789      1,399,289      3,647,500      5,046,789
         Sherridon                  722,886      4,399,631      5,122,517        423,519      1,127,370      1,550,889
         West Red Lake               38,952        558,661        597,613         38,952         10,016         48,968
                               ------------   ------------   ------------   ------------   ------------   ------------
                                 16,881,129      7,257,970     24,139,099     16,819,169      7,026,659     23,845,828
                               ============   ============   ============   ============   ============   ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 6). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



5.       UNPROVEN MINERAL INTERESTS (continued)

                  The Company has also acquired, through staking, 10 mineral claims in the area of the Duport property, covering an area of approximately 1,744 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option by paying $650,000 cash and issuing 1,400,000 common shares, at a value of $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,818,123 by paying $1,293,123 cash and issuing 700,000 common shares, at a value of $525,000. Upon exercising the option and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company will be required to pay to Wolfden a bonus payment of $250,000 cash and issue a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                  Effective May 18, 2005, the Company and Metanor entered into an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company could exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid the $100,000. The Bachelor Lake Property was then operated under a joint venture agreement (the "Bachelor Lake JV").

                  On April 27, 2006, as amended August 17, 2006, the Company and Metanor entered into a purchase agreement (the "Metanor Purchase") whereby Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV in consideration of $3.5 million cash, $750,000 in common shares of Metanor and a 1% NSR in favour of the Company. Accordingly, during fiscal 2006, the Company recognized an impairment of $1,538,655 to reflect the difference between the Company's recorded costs and the anticipated proceeds.

                  On November 17, 2006, as amended August 22, 2007, Metanor and the Company agreed to revise the payment terms of the Metanor Purchase (the "Revised Metanor Purchase") under which Metanor agreed to purchase the Company's 50% interest in the Bachelor Lake JV for total consideration of $3,825,000 cash and 125,000 common shares of Metanor (the "Metanor Shares"). As of August 31, 2007, all of the cash payments have been made by Metanor. In September 2007, the Company received the Metanor Shares.

                  During   fiscal  2007,   the  Company   recognized  a  further
                  write-down of $340,000 to reflect the terms of the Revised Metanor Agreement.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



5.       UNPROVEN MINERAL INTERESTS (continued)

         (c)      Sherridon VMS Project, Manitoba

                  The Company now holds, through staking and various acquisition agreements, an interest in 20,876 hectares located in the Sherridon area, north-central Manitoba. Details of the acquisitions are as follows:

                  i)       76  mining  claims  covering   approximately   14,789
                           hectares, staked by the Company;

                  ii) on February 9, 2005, as amended February 9, 2006, the Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property comprises five mining claims located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company had the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company has paid $40,000 cash, issued 50,000 common shares of the Company, at a value of $60,000, and was required to complete a $500,000 work commitment, pay a further $40,000 cash and issue 50,000 common shares.

                           On December 3, 2006, the Company and EL entered into a formal purchase agreement (the "Quarter Moon Purchase Agreement"), under which the Company purchased a 100% interest in ten mining claims, including the original five mining claims under the Quarter Moon LOI, covering a total of 2,072 hectares in north-central Manitoba, for $90,000 cash and issuance of 160,000 common shares, at a value of $64,000. EL holds a 1% NSR, of which a 0.5% NSR can be purchased at any time for $500,000.

                  iii) heads of agreement (the "Dunlop HOA") dated February 9, 2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three mining claims, covering 536 hectares, as follows:

                                                           OPTION                SHARE                 WORK
                                       DATE               PAYMENTS             ISSUANCES           EXPENDITURES
                                                              $                                          $

                           On signing                         15,000(paid)         25,000(issued)            -
                           February 9, 2007                   20,000(paid)         50,000(issued)       10,000
                           February 9, 2008                   25,000               75,000               10,000
                           February 9, 2009                   30,000              100,000               50,000
                           February 9, 2010                        -                    -              100,000
                                                        ------------         ------------         ------------
                                                              90,000              250,000              170,000
                                                        ============         ============         ============

                  iv) three option agreements (the "HBED Options"), dated March 19, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 24 mining claims and one mining lease covering approximately 3,479 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



5.       UNPROVEN MINERAL INTERESTS (continued)
                                                      OPTION           WORK
                           DATE                      PAYMENTS      EXPENDITURES
                                                         $               $

                           On signing                    30,000(paid)         -
                           March 19, 2007                70,000(paid)    30,000
                           March 19, 2008               120,000         100,000
                           March 19, 2009                80,000         790,000
                           March 19, 2010               350,000       3,380,000
                                                   ------------    ------------
                                                        650,000       4,300,000
                                                   ============    ============

                           Upon agreement by both the Company and HBED, up to $187,500 of the option payments may be paid in common shares of the Company. As of August 31, 2007, all option payments and work expenditure commitments have been met.

                           Should the Company acquire a 100% interest in any of the claim groups under the HBED Options, HBED has the option to back-in for a 51% interest in the subject claims group by paying 135% of the expenditures incurred by the Company. HBED will also hold a 2% NSR.

         (d)      West Red Lake Property, Ontario

                  Pursuant to option agreements dated June 20, 2006 and April 20, 2007, (the "West Red Lake Option") with Goldcorp. Inc. ("Goldcorp") the Company has the option to earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario. Under the terms of the West Red Lake Option, the Company is required to perform minimum exploration programs totalling $3 million on or before December 31, 2009, as follows:
                                                    EXPENDITURE
                           DATE                     COMMITMENTS
                                                         $

                           December 31, 2007            750,000
                           December 31, 2008          1,000,000
                           December 31, 2009          1,250,000
                                                   ------------
                                                      3,000,000
                                                   ============

                  Once the Company has incurred $3 million of expenditures the Company can elect to proceed with a formal joint venture on the subject claims. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right the Company will then be required to issue one million common shares of its share capital to Goldcorp.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



6.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 5(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of $320,000, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

         ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During fiscal 2007, the Company recorded $275,000 (2006 - $50,000 ) of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at August 31, 2007, $26,667 (2006 - $4,167) of accrued dividends were included as part of accounts payable and accrued liabilities.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



7.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares (Note 6)

                                                   ----------------------------    ----------------------------
         Issued common shares:                                 2007                            2006
                                                   ----------------------------    ----------------------------
                                                       SHARES         AMOUNT           SHARES         AMOUNT
                                                                         $                               $

         Balance, beginning of year                  31,138,216      32,395,855      21,005,765      28,487,576
                                                   ------------    ------------    ------------    ------------
         Issued during the year

         For cash
            Private placements                        9,328,965       4,288,350       5,273,236       3,493,249
            Exercise of options                               -               -         150,000          67,500
            Exercise of warrants                              -               -       4,598,500       1,523,950
         For fiscal advisory services                         -               -          85,715          32,458
         For corporate finance fee                       62,500          28,125               -               -
         For unproven mineral interests                 210,000          89,000          25,000          18,250
         Reallocation from contributed surplus
            on exercise of options                            -               -               -          69,413
                                                   ------------    ------------    ------------    ------------
                                                      9,601,465       4,405,475      10,132,451       5,204,820
         Less - flow-through share renunciation               -        (524,500)              -        (820,633)
         Less - share issue costs                             -        (510,245)              -        (475,908)
                                                   ------------    ------------    ------------    ------------
                                                      9,601,465       3,370,730      10,132,451       3,908,279
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        40,739,681      35,766,585      31,138,216      32,395,855
                                                   ============    ============    ============    ============

         (a) During fiscal 2007, the Company completed private placements as follows:

                  i) 3,612,632 flow-through units, at a price of $0.475 per flow-through unit and 2,300,000 non-flow-through units, at a price of $0.45 per non-flow-through unit, for total gross proceeds of $2,751,000. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common share for a period eighteen months at a price of $0.65 per share . Each non-flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common shares for a period of eighteen months at a price of $0.60 per share. The Company can require the holders of these warrants to exercise the warrants in the event the 20 day weighted average closing trading price of the common shares is $0.85 or above. The President of the Company purchased 25,000 flow-through units for $11,875.

                           The Company paid the agents a cash commission of $163,997 and issued 470,763 warrants (the "Agents' Warrants") and incurred $29,114 of costs relating to the financing. Each Agents' Warrant is exercisable to purchase one common share for a period of eighteen months at a price of $0.60 per share. The fair value of the Agent's Warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 64.13%; a risk-free interest rate of 4.55%; and an expected life of one and one-half years. The value assigned to the Agent's Warrants was $74,398.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



7.       SHARE CAPITAL (continued)

                  ii) 3,416,333 flow-through units at a price of $0.45 per flow-through unit, for total gross proceeds of $1,537,350. Each flow-through unit consisted of one common share and one-half share purchase warrant with each full warrant entitling the holder to purchase one further common share of the Company at a price of $0.60 on or before April 12, 2008. A director of the Company purchased 20,000 flow-through units for $9,000.

                           The Company paid the agent a cash commission of $115,301 and issued 341,633 warrants (the "Agent Warrants") and incurred $64,363 of costs relating to the financing. Each Agent's Warrant is exercisable to purchase one common share at a price of $0.45 on or before April 12, 2008. The fair value of the Agent's Warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 79.42%; a risk-free interest rate of 4.00%; and an expected life of one and one-half years. The value assigned to the Agent's Warrants was $29,542.

                           The Company also issued 62,500 units (the "Corporate Finance Units"), at a value of $28,125, for corporate finance fees. Each Corporate Finance Unit, consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $0.45 per share on or before April 12, 2008. The fair value of the warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 79.42%; a risk-free interest rate of 4.00%; and an expected life of one and one-half years. The value assigned to the warrants was $5,405.

         (b) During fiscal 2006, the Company completed a private placement of 3,293,070 flow-through common shares, at a price of $0.70 per flow-through share, and 1,980,166 non-flow-through units, at a price of $0.60 per non-flow-through unit, for total gross proceeds of $3,493,249. Each non-flow-through unit consisted of one common share and one share purchase warrant entitling the holder to purchase one further share for a period of two years at a price of $0.70 per share. The Company paid a finder's fee of $262,194 and issued 523,323 warrants (the "Finders' Warrants") to the finder. The Company also issued 85,715 units (the "Finder's Units") in settlement of $60,000 billed by the finder for fiscal advisory services rendered.

                  The Finder's Warrants have the same terms as the private placement warrants. The fair value of the Finder's Warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 61.41%; a risk-free interest rate of 3.09% - 3.30%; and an expected life of two years. The value assigned to the Finder's Warrants was $113,179.

                  Each Finder's Unit consisted of one common share and one purchase warrant entitling the finder to purchase one further share, for a period of two years at a price of $0.75 per share. The fair value of the warrants has been estimated using the Black-Scholes option price model. The assumptions used were: dividend yield of 0%; expected volatility of 62.05%; a risk-free interest rate of 3.39%; and an expected life of two years. The value assigned to the warrants was $27,542.

                  The Company incurred a total of $40,535 for legal, filing and other share issue costs relating to the private placement. A director of the Company purchased 20,000 flow-through shares for $14,000.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



7.       SHARE CAPITAL (continued)

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2007 and 2006 and the changes for the years ending on those dates is as follows:
                                                       2007            2006

                  Balance, beginning of year          8,322,563      10,331,859
                  Pursuant to private placements      5,539,378       2,589,204
                  Exercised                                   -      (4,598,500)
                  Expired                            (5,733,359)              -
                                                   ------------    ------------
                  Balance, end of year                8,128,582       8,322,563
                                                   ============    ============

                  Common shares reserved pursuant to warrants outstanding at August 31, 2007, are as follows:

                     NUMBER             EXERCISE PRICE      EXPIRY DATE
                                              $

                     2,071,015              0.70             September 14, 2007
                       432,474              0.70             September 29, 2007
                        85,715              0.75             October 14, 2007
                     1,708,166              0.60             April 12, 2008
                       404,133              0.45             April 12, 2008
                     1,091,316              0.65             January 4, 2009
                     1,509,763              0.60             January 4, 2009
                       665,000              0.65             January 11, 2009
                       111,000              0.60             January 11, 2009
                        50,000              0.65             July 20, 2009
                  ------------
                     8,128,582
                  ============

         (d) See also Note 16.


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.

         During fiscal 2007, the Company granted 2,452,000 stock options (2006 - 2,168,000) to its employees, officers, directors and consultants and recorded total compensation expense of $679,122 (2006 - $550,817) on these stock options granted and on stock options which vested during fiscal 2007. In addition the Company amended the terms of 450,000 (2006
         - nil) stock options whereby the Company recorded compensation expense of $37,641 (2006 - $nil), which is included in the total compensation expense above.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006


8.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         The fair values of the stock options granted, vested or amended are estimated using the Black-Scholes option pricing model with the following assumptions:
                                             2007                    2006
                                      -----------------       -----------------
         Risk-free interest rate        3.82% - 4.53%           3.38% - 4.11%
         Estimated volatility          67.19% - 85.48%         61.41% - 85.48%
         Expected life                3 years - 5 years       3 years - 5 years
         Expected dividend yield              0%                      0%

         The weighted average fair value of all stock options, calculated using the Black-Scholes option pricing model, granted, vested or amended during the fiscal year was $0.21 (2006 - $0.25) per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at August 31, 2007 and 2006, and the changes for the fiscal years ending on those dates is presented below:

                                                   -----------------------------   ----------------------------
                                                               2007                            2006
                                                   -----------------------------   ----------------------------
                                                                      WEIGHTED                       WEIGHTED
                                                      NUMBER           AVERAGE         NUMBER         AVERAGE
                                                    OF OPTIONS    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
                                                                          $                               $

         Balance, beginning of year                   2,903,000          0.56         1,688,000          0.80
         Granted                                      2,452,000          0.48         2,168,000          0.54
         Exercised                                            -           -            (150,000)         0.75
         Cancelled / Expired                         (1,540,000)         0.62          (803,000)         0.95
                                                   ------------                    ------------
         Balance, end of year                         3,815,000          0.48         2,903,000          0.56
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at August 31, 2007:

           OPTIONS          OPTIONS          EXERCISE
         OUTSTANDING      EXERCISABLE          PRICE       EXPIRY DATE
                                                 $
              450,000         450,000           0.60       May 31, 2009
              913,000         913,000           0.45       February 2, 2009
            1,547,000       1,484,500           0.45       November 27, 2009
              150,000               -           0.50       July 18, 2010
              755,000         755,000           0.52       July 24, 2012
         ------------    ------------
            3,815,000       3,602,500
         ============    ============

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006


9.       CONTRIBUTED SURPLUS

         Contributed surplus for fiscal 2007 and 2006 is comprised of the following:
                                                       2007            2006
                                                         $               $

         Balance, beginning of year                   1,360,767         738,642
         Stock options exercised                              -         (69,413)
         Stock-based compensation on
            stock options (Note 8)                      679,122         550,817
         Stock-based compensation on
            warrants (Note 7)                           109,345         140,721
                                                   ------------    ------------
         Balance, end of year                         2,149,234       1,360,767
                                                   ============    ============


10.      INCOME TAXES

         The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:
                                                       2007            2006
                                                         $               $
         Future income tax assets:

         Financing costs                                294,000         272,000
         Capital assets                                  26,000          15,000
         Losses available for future periods          2,204,000       1,630,000
                                                   ------------    ------------
                                                      2,524,000       1,917,000
         Future income tax liabilities:

         Difference between book value and
            income tax costs of unproven
         mineral interests                           (7,410,000)     (6,749,000)
                                                   ------------    ------------
         Net future income tax liabilities           (4,886,000)     (4,832,000)
                                                   ============    ============

         The recovery of income taxes shown in the statements of loss and deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

                                                       2007            2006
                                                         $               $
         Combined federal and provincial
            income tax rate                              34.12%          34.12%
                                                   ============    ============

         Expected income tax recovery                   910,000       1,205,600
         Non-deductible stock-based compensation       (231,700)       (188,000)
         Write-down of unproven mineral interest       (116,000)       (525,000)
         Effect of change in tax rates                        -         (48,000)
         Unrecognized tax losses                       (569,300)       (497,900)
         Recovery of valuation allowance                398,600       1,316,633
         Other                                           78,900          53,300
                                                   ------------    ------------
         Future income tax recovery                     470,500       1,316,633
                                                   ============    ============

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



10.      INCOME TAXES (continued)

         As at August 31, 2007, the Company has accumulated non-capital losses of approximately $6.5 million and cumulative resource and other tax pools of approximately $3.7 million carried forward for Canadian income tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2008 through 2027. The cumulative resource and certain other tax pools can be carried forward indefinitely.

         In fiscal 2007, the Company issued 3,612,632 flow-through common shares for gross proceeds of $1,716,000 (see Note 7(a)(i)). Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company anticipates it will renounce this amount to its investors effective December 31, 2007. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future income tax liability.


11.      RELATED PARTY TRANSACTIONS

         (a) The Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:
                                                       2007            2006
                                                         $               $

                  Accounting and administration          93,600          99,700
                  Professional and consulting           120,900         116,400
                  Compensation and benefits             180,500          93,000
                  Directors fees                          9,500               -
                                                   ------------    ------------
                                                        404,500         309,100
                                                   ============    ============

                  These  fees  have  been  either   expensed  to  operations  or
                  capitalized to unproven mineral interests, based on the nature of the expenditures.

                  These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.

                  As  at  August  31,   2007,   accounts   payable  and  accrued
                  liabilities include $24,344 (2006 - $4,637) due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these financial statements.

                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006



12.      FINANCIAL INSTRUMENTS

         The fair values of financial instruments at August 31, 2007 and 2006, were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to August 31, 2007 and 2006, may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities. It is not practicable to estimate the fair value of the Redeemable Preferred Shares.


13.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash operating, financing and investing activities were conducted by the Company during fiscal 2007 and 2006 as follows:

                                                                       2007            2006
                                                                         $               $

         Operating activities

         Accounts payable for unproven mineral interests                372,013         137,253
         Accounts payable for capital assets                                  -          30,492
                                                                   ------------    ------------
                                                                        372,013         167,745
                                                                   ============    ============
         Financing activities

         Issuance of common shares for unproven mineral interests        89,000          18,250
         Issuance of common shares for fees                              22,720          60,000
         Common share issue costs                                      (146,120)        (60,000)
         Contributed surplus                                            123,400               -
         Share capital - future income tax adjustment                  (524,500)       (820,633)
         Future income tax liability                                    524,500         820,633
                                                                   ------------    ------------
                                                                         89,000          18,250
                                                                   ============    ============
         Investing activities

         Accounts payable for unproven mineral interest                (372,013)       (137,253)
         Accounts payable for capital assets                                  -         (30,492)
         Common shares issued for unproven mineral interests            (89,000)        (18,250)
                                                                   ------------    ------------
                                                                       (461,013)       (185,995)
                                                                   ============    ============

         Other supplemental cash flow information:
                                                                       2007            2006
                                                                         $               $

         Interest paid in cash                                                -               -
                                                                   ============    ============

         Dividends paid in cash                                         252,500          50,000
                                                                   ============    ============

         Income taxes paid in cash                                            -               -
                                                                   ============    ============



                               HALO RESOURCES LTD.
                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006


14.      LEASE COMMITMENTS

         The Company has entered into lease agreements for its offices and certain vehicles under operating leases. Minimum payments under these leases are as follows:

                           YEAR                          $

                           2008                         101,176
                           2009                          38,394
                           2010                             606
                                                   ------------
                                                        140,176
                                                   ============


15.      ASSET RETIREMENT OBLIGATION
                                                       2007            2006
                                                         $               $

         Balance, beginning of year                   1,014,500         938,500
         Accretion expense                                    -          76,000
                                                   ------------    ------------
                                                      1,014,500       1,014,500
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur. See also Note 5(b).


16.      SUBSEQUENT EVENTS

         (a) The Company has agreed to conduct a non-brokered private placement of up to 4,675,000 flow-through shares, at a price of $0.47 per flow-through share, and up to 3,500,000 non-flow-through units, at a price of $0.42 per non-flow-through unit, for total gross proceeds of up to $3,667,250. Each non-flow-through unit will consist of one common share and one-half share purchase warrant, with each full warrant entitling the holder to purchase one further common share for a period of twenty-four months at a price of $0.60 per share. To date, the Company has completed an initial closing of 4,001,607 flow-through shares and 3,106,642 non-flow-through units.

         (b) Subsequent to August 31, 2007, warrants to purchase 2,503,489 common shares of the Company at $0.70 per share and 85,715 common shares at $0.75 per share expired without exercise.

         (c)      See also Note 5(b).

                                                                      SCHEDULE I

                               HALO RESOURCES LTD.
                     SCHEDULE OF UNPROVEN MINERAL INTERESTS
                          FOR THE YEARS ENDED AUGUST 31


                                                                       2007                                               2006
                                 --------------------------------------------------------------------------------     ------------
                                                    BACHELOR                            RED
                                    DUPORT            LAKE           SHERRIDON          LAKE
                                   PROPERTY         PROPERTY        VMS PROJECT       PROPERTY           TOTAL            TOTAL
                                       $                $                $                $                $                $

BALANCE - BEGINNING OF YEAR        17,199,182        5,046,789        1,550,889           48,968       23,845,828       22,759,333
                                 ------------     ------------     ------------     ------------     ------------     ------------

AMOUNTS INCURRED DURING THE YEAR

EXPLORATION EXPENDITURES

Accounting                                  -                -                -                -                -           13,272
Assays                                      -                -           64,471            3,896           68,367           32,510
Camp and equipment costs                    -                -                -                -                -          239,251
Consulting                             37,342                -          147,157           52,181          236,680          697,681
Data                                        -                -                -                -                -           25,000
Drafting                                4,033                -           40,716            7,877           52,626                -
Drilling                                1,613                -        1,963,864                -        1,965,477          296,768
Due diligence                               -                -                -                -                -           14,214
Engineering                                 -                -                -                -                -           49,876
Exploration office costs                3,004                -          355,974           74,631          433,609          180,140
Field personnel                         1,270                -          188,802           62,516          252,588          167,769
Field supplies                            912                -           41,625            5,349           47,886            6,559
Filing                                      -                -                -                -                -            3,250
Geological                                140                -          181,112           24,714          205,966                -
Geophysical survey                      4,066                -          168,054          159,525          331,645          353,843
Land management                             -                -            3,284                -            3,284                -
Line cutting                                -                -                -           52,177           52,177                -
Insurance                                   -                -                -                -                -           16,719
Maintenance                                 -                -                -                -                -           16,388
Mobilization, demobilization                -                -                -                -                -            6,132
Technical report                            -                -                -                -                -           10,859
Travel                                  5,525                -          214,782          105,779          326,086          132,541
Reimbursement / Recoveries                  -       (3,825,000)         (97,580)               -       (3,922,580)        (228,708)
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                       57,905       (3,825,000)       3,272,261          548,645           53,811        2,034,064
                                 ------------     ------------     ------------     ------------     ------------     ------------
OTHER ITEMS

Acquisition costs and payments              -                -          269,000                -          269,000          232,244
Claims staking and lease rental
   costs                                5,093                -           11,928                -           17,021          147,402
Legal                                       -                -           18,439                -           18,439          161,440
Capitalized dividend                  275,000                -                -                -          275,000           50,000
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                      280,093                -          299,367                -          579,460          591,086
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE BEFORE WRITE-DOWN          17,537,180        1,221,789        5,122,517          597,613       24,479,099       25,384,483

WRITE-DOWN (Note 5(b))                      -         (340,000)               -                -         (340,000)      (1,538,655)
                                 ------------     ------------     ------------     ------------     ------------     ------------
BALANCE - END OF YEAR              17,537,180          881,789        5,122,517          597,613       24,139,099       23,845,828
                                 ============     ============     ============     ============     ============     ============


                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       FOR THE YEAR ENDED AUGUST 31, 2007


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at December 18, 2007 and should be read in conjunction with the audited annual financial statements and the accompanying notes for the years ended August 31, 2007 and 2006 of Halo Resources Ltd. (the "Company") that have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004, the Company reorganized its corporate structure and business objectives and in fiscal 2004, the Company acquired a number of mineral property interests. The Company is currently engaged in the acquisition and exploration of precious and base metals on mineral interests located in Manitoba and Ontario, Canada. The Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

The Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.


CORPORATE APPOINTMENTS

On November 27, 2006, Ms. Lynda Bloom was appointed as a director for the Company and on March 1, 2007, Ms. Bloom was appointed as the Company's president and Chief Executive Officer, replacing Mr. Marc Cernovitch, who remained as a director of the Company and assumed the position as Chairman of the Company.

Ms. Bloom has 30 years of leadership experience in the mining industry which includes responsibility for project generation, financing and regulatory compliance. After earning a M.Sc. at Queen's University in Geological Sciences, she gained experience as an exploration geochemist planning and interpreting geochemical surveys across Canada, and in many South America and African countries. She is recognized as a world-expert on assay methods and has traveled extensively worldwide to review sampling and analytical procedures. Over the past 20 years she has also acted as a consultant to some of the largest exploration and mining companies in the world including Barrick, Falconbridge, AngloAmerican and Cameco.

Ms. Bloom has been a director and officer of junior mining companies for over 10 years and has experience at both the board and operational levels. She is a director of the Prospectors and Developers Association of Canada and recently completed her term as Chair of the Canadian Institute of Mining and Metallurgy-Toronto Branch, as well as serving on several government advisory boards.

EXPLORATION PROJECTS

SHERRIDON VMS PROPERTY, MANITOBA

The Sherridon VMS Property includes the site of the former Sherritt Gordon Mines' copper-zinc mine that operated from 1931 to 1951 and produced 7.7 million tonnes of copper-zinc ore with recovered grades of 2.46% copper and 0.8% zinc. The property is considered by the Company to be highly prospective for new volcanogenic massive sulphide ("VMS") discoveries and to have a largely untested gold potential. Possible developments in the future are greatly facilitated by the existing rail link to Hudson Bay Mining and Smelting Co. Ltd.'s ("HBMS") mining/metallurgical complex approximately 70 km to the southwest and also by the presence of an all-weather 78 km road to provincial hwy 10, a power line and a communication tower.

The Sherridon Property includes 86 staked or purchased mineral claims that total 16,861 hectares. Through four option agreements, Halo also has the right to acquire a 100% interest in 27 other mining claims and one mineral lease in the Sherridon area bringing the total land package to 20,876 hectares. The most significant of these agreements are those with Hudson Bay Exploration and Development Company Limited ("HBED") which allows Halo to acquire 100% of the Jungle and Park copper-zinc deposits. There are a total of six known VMS deposits within the Sherridon VMS Property including the Park, Jungle, Bob, Cold, Fidelity and AKE all of which host near-surface resources.

From November, 2006 to November 16, 2007, Halo completed 15,204 metres of drilling and achieved the following key objectives:

   a) completion of 3,444 metres in 15 holes at the Bob Lake deposit to confirm historical mineralized intervals reported by Sherritt Gordon in the 1940s, and to test the mineralized horizon along strike to the southeast and known limits of the historical resource envelope;

   b) expansion of the Bob Lake drill hole database, reinterpret the structural geology and define targets for a second phase of drilling;

   c) discovery of the massive sulphide lens at Bob Lake that can be traced from surface for 1,000 m downplunge and that remains open at depth with intersections such as 1.8% copper and 1.3% zinc over 14.7 m on drill hole 07-61;

   d) completion of 3,242 metres in 15 holes at the Jungle Lake deposit to confirm historical mineralized intervals reported by Hudson Bay in the 1950s, and to test the mineralized horizon down-dip and test limits of the historical resource envelope;

   e) completion of 1,950 metres in four holes at the Park Lake deposit as part of a 15 drill hole program to confirm historical mineralized intervals reported by Hudson Bay in the 1950s, and to test the mineralized horizon down-dip and test limits of the historical resource envelope;

   f)    completion  of 2,278  metres  in 16 holes at the Cold Lake  deposit  to confirm historical mineralized intervals reported by Hudson Bay Exploration and Development in the 1950s, and to test the mineralized horizon down-dip and along strike and test limits of the historical resource envelope;

   g) completion of 486 metres in three holes to test a geophysical anomaly southeast of Cold Lake, resulting in the discovery of the Lost Lake massive sulphide zone including near surface intersections such as 1.6% copper and 4.9% zinc over 5.1 m in drill hole 07-55; and

   h) improved understanding of the stratigraphy hosting massive sulphides, alteration envelopes in the vicinity of mineralization and structural controls to improve the ability to prioritize targets.

A NI43-101  compliant report to document resources is planned for those projects
where  sufficient   drilling  has  been  done  to  confirm  previously  reported mineralized intersections and the geometry of the ore bodies

In November 2007, the first of the 43-101 compliant technical reports was coauthored by Scott Wilson Roscoe Postle (Scott Wilson RPA) and Giroux Consultants Ltd. ("GCL") for Halo to substantiate the historical resource reported for the Jungle Lake deposit. The resources estimated by GCL at Jungle Lake have been classified as Indicated and Inferred.

It is assumed that the Jungle Lake Deposit would probably be mined by a combination of both open pit and underground methods. The results of the resource estimate are as follows:


--------------------------------------------------------------------------------------------------------------------------
POTENTIAL                                                GRADE                                CONTAINED METAL
 MINING          RESOURCE     ---------     --------------------------------    ------------------------------------------
 METHOD            CLASS       TONNAGE       CU       ZN       AU        AG         CU           ZN         AU        AG
                                 (t)         (%)      (%)     (g/t)    (g/t)       (lb)         (lb)       (oz)      (oz)
--------------------------    ---------     --------------------------------    ------------------------------------------

Open Pit         Indicated      830,000     0.99     0.73     0.39      6.70    18,115,000   13,358,000   10,000   179,000
Underground      Indicated      495,000     1.46     1.06     0.52     11.43    15,933,000   11,568,000    8,000   182,000
                              ---------     --------------------------------    ------------------------------------------
Total                         1,325,000     1.17     0.85     0.44      8.47    34,048,000   24,925,000   19,000   361,000


Open Pit          Inferred    1,347,000     0.85     0.60     0.41      6.24    25,242,000   17,818,000   18,000   270,000
Underground       Inferred      830,000     1.28     0.78     0.36     10.78    23,422,000   14,273,000   10,000   288,000
                              ---------     --------------------------------    ------------------------------------------
Total                         2,177,000     1.01     0.67     0.39      7.97    48,664,000   32,090,000   27,000   558,000
--------------------------------------------------------------------------------------------------------------------------

1. Open pit cut-off net smelter return (" NSR") royalty US $20 above the 218 m level
2.   Underground cut-off NSR US $40 below the 218 m level.
3.   All quantities rounded to the nearest 1000

The total tonnage of 1,325,000 tonnes in the Indicated resource category has an overall grade of 1.17% copper, 0.85% zinc and precious metal credits. The cut-off grades were calculated on the basis of all four commodities based on the NSR assumptions shown below. In addition, there are 2,177,000 tonnes in the Inferred resource category with an overall grade of 1.10% copper, 0.67% zinc and precious metal credits.

Copper, zinc silver and gold contribute to the economics of the deposit so that a NSR was calculated for each block based on the estimated grades of copper, zinc, silver and gold, reasonable metal prices, the estimated recoveries for each metal and common industry values for smelter terms. The parameters used were as follows:

         ------------------------------------------------
         METAL                  PRICE            RECOVERY
                                (US$)               (%)
         ------------------------------------------------

         Copper                 $2.00/lb            85 %
         Zinc                   $0.75/lb            85 %
         Gold                    $600/oz            47 %
         Silver                 $8.50/oz            54 %
         ------------------------------------------------

A summer program of geological mapping focused on six high-priority exploration targets included areas with airborne geophysical targets identified by the 2006 Geotech VTEM survey. The fully integrated and multi-disciplined approach has identified new drill targets in areas that have previously had minimal exploration activity or only shallow drilling. A second diamond drill rig was deployed November 2007 to continue the program of drilling to define resources compliant with NI-43-101 as well as explore for new massive sulphide deposits. The Company has a planned program of 30,000 m of drilling through 2008.

WEST RED LAKE PROPERTY, ONTARIO

On June 20, 2006, the Company completed a formal option agreement with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties (collectively the "West Red Lake Property") located in Ball Township, Red Lake, Ontario.

Under the terms of the option agreement the Company can earn a 60% interest in 67 mining claims, a 45% interest in two mining claims, and a 30% interest in ten mining claims by spending $3 million on exploration by December 31, 2008. Upon spending the $3 million, the Company is entitled to elect to exercise the option of its interests. Upon notification of the Company's election, Goldcorp has 90 days to back-in and reacquire a 25% interest in the 67 mining claims, a 18.75% interest in two mining claims and a 12.5% interest in the ten mining claims by paying $6 million to the Company. If Goldcorp does not exercise its back-in right, the Company will then be required to issue one million common shares of its share capital to Goldcorp.

The West Red Lake Property is located about 32 km west of the prolific Campbell and Red Lake Mines in the Red Lake Camp that has produced 20 million ounces within the Red Lake greenstone belt. The property covers widespread gold mineralization from surface showings and small gold deposits. Previous exploration by a number of companies, including Hemlo Gold Mines Ltd., Goldcorp, Cochenour-Willans Gold Mines Ltd, Dumont Nickel and May-Spiers Gold Mines Ltd. have carried out intermittent exploration in this area since 1935 and surface trenching has returned significant surface gold values including up to1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively. The property has now been consolidated into a larger package of contiguous claims under one ownership.

The Company has subdivided the project into four broad exploration target areas:
Biron Bay, Middle Bay-May Spiers, West Trout-Bridget Lake and Pipestone-Phillips Channel. During October 2006, work commenced on a mapping, sampling and prospecting program focused on the Middle Bay-May Spiers target with the objective of developing an understanding of the geological setting and to confirm the presence of gold mineralization west of Middle Bay.

Some 40 km of induced polarization ("IP") and magnetometer surveys were completed in March 2007. One of the high priority geophysical anomalies identified is associated with the May-Spiers gold deposit located in Middle Bay of Red Lake in Ball Township. The May-Spiers shaft and surface exposure are on May-Spiers Island where the May-Spiers Gold Mines Ltd. sank a three compartment shaft to 375 feet in 1936 and developed mine workings at the lowest level over 150 feet. Intervals of 0.5 oz per ton gold over narrow widths less than 5 feet were reported in the 1930s from surface drilling and underground mine grades were in the order of 0.1 oz per ton. The mine workings were destroyed by fire in 1937 and no mining or exploration has taken place in 70 years.

The geophysical  anomaly associated with the May-Spiers mine workings includes a
1.3 km long east-west trending magnetic low feature and a 600 m long weak-to-moderate induced polarization (IP) chargeability anomaly with a width up to 100 m. Almost half of the survey area is covered by water which is generally less than 3.5 m deep but has limited previous exploration efforts.

Mapping and prospecting was undertaken between May and September 2007 with approximately 500 rock samples collected. Assays are pending and will be reported when the geochemical compilation is completed which is expected in December 2007. An additional 20 km of geophysical surveys was completed in October 2007 to extend the area of interest over an additional 2 km strike length of favourable stratigraphy and results are pending.

The work program for the remainder of 2007 and the first half of 2008 includes data compilation, assessment report writing and a 1,500 m drill program. The timing of the drill program is dependent on availability of equipment and weather conditions. The budget for the work program is $500,000.

DUPORT PROPERTY, ONTARIO, CANADA

The Duport property covers the advanced-stage Duport resource located on the West Group of claims. A 2006 Roscoe Postle Associates NI43-101 report estimated an in situ gold resource, defined over a strike length of 760 meters to a vertical depth of 450 meters, containing 424,000 tonnes grading 13.4 grams per tonne gold for 183,000 ounces in the indicated category as well as 387,000 tonnes grading 10.7 grams per tonne gold for 133,000 ounces in the inferred category.

In December 2006, Condor Consulting, Inc. commenced a detailed reprocessing and analysis of the original geophysical data collected by Dighem frequency-domain EM survey carried by Fugro Airborne Surveys during its August/September, 2005 survey. In March 2007 Condor concluded that there were a number of promising geophysical targets that had the potential to yield additional sulphide mineralization similar to the known mineralization. The Company believes that there is a high potential to expand the existing resource, both laterally and along strike of the deposit, and discover additional ounces within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit.

In recent months, the rapid increase in gold price and the long term expectation of even higher gold prices have dramatically changed the economics and potential value of the Duport property. Gold price has more than doubled since the property was acquired and the preliminary economic assessment was carried out. Economics would be significantly enhanced by further increases in gold price and also the addition of either underground or open pit satellite resources.

A comprehensive underground exploration strategy is the most effective way to advance the Duport project towards production. The Company is considering the options of financing the costs of an underground exploration program and business partnerships to advance the project in 2008.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual financial statements of the Company prepared in accordance with Canadian GAAP.

--------------------------------------------------------------------------------
                                               YEARS ENDED AUGUST 31,
--------------------------------------------------------------------------------
                                           2007          2006           2005
                                            $              $              $
--------------------------------------------------------------------------------
OPERATIONS:

Revenues - interest income                   63,071        16,729        31,331
Loss                                     (2,196,387)   (2,199,935)     (368,110)
Basic and diluted loss per share              (0.06)        (0.08)        (0.02)
Dividends per share                             Nil           Nil           Nil

BALANCE SHEET:

Working capital                           1,842,765       151,522       506,811
Total assets                             26,787,165    24,552,668    23,928,682
Total long-term liabilities              13,900,500    13,846,500    14,266,500
--------------------------------------------------------------------------------

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.



                            -------------------------------------------------   -------------------------------------------------
                                                FISCAL 2007                                        FISCAL 2006
                            -------------------------------------------------   -------------------------------------------------
THREE MONTH PERIODS ENDING    AUG 31       MAY 31       FEB 28       NOV 30       AUG 31       MAY 31       FEB 28      NOV 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues - interest income      37,799        5,906       13,741        5,625        4,068        4,513        3,498        4,650
Net income (loss)             (863,969)    (243,413)    (366,353)    (722,652)     178,880   (1,821,875)    (246,430)    (310,510)
Basic and diluted
   income (loss) per share       (0.02)       (0.01)       (0.01)       (0.02)        0.01        (0.06)       (0.01)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital              1,842,765      274,629    1,140,585    2,567,615      151,522      967,196      751,209    1,358,021
Total assets                26,787,165   24,602,155   25,247,018   25,340,322   24,522,668   24,663,418   25,487,480   25,971,467
Total long-term liabilities 13,900,500   13,822,000   14,092,000   13,570,500   13,846,500   14,399,133   14,560,133   14,756,133
                            -------------------------------------------------   -------------------------------------------------

RESULTS OF OPERATIONS

Three Months Ended August 31, 2007 Compared to Three Months August 31, 2006

During the three months ended August 31, 2007 (the "2007 Quarter") the Company reported a net loss of $863,969, compared to a net income of $178,880 for the three months ended August 31, 2006 (the "2006 Quarter"). The $1,042,849 increase in net loss for the 2007 Quarter compared to the 2006 Quarter is primarily attributed to:

    - $131,926 increase in stock-based compensation charge recorded during the 2007 Quarter;
    - $257,544 increase in write-down of unproven mineral interest during the 2007 Quarter; and
    - $650,133 decrease of future income tax recovery recorded during the 2007 Quarter.

Year Ended August 31, 2007 Compared to Year Ended August 31, 2006

During fiscal 2007, the Company reported a net loss of $2,196,387, a decrease in loss of $3,548, from the $2,199,935 loss reported in fiscal 2006. The decrease in the net loss in fiscal 2007 compared to fiscal 2006, is primarily attributed to:

    -    a $1,198,655 decrease in the write-down of unproven mineral interests;
    -    a $76,000 decrease in accretion expense;
    -    a $43,000 decrease in Part XII.6 tax expense; and
    -    a $846,133  decrease of future  income tax recovery  recorded in fiscal
         2007.

The decrease is partially offset by:

    -    a $369,764 increase in general and administrative expenses; and
    -    a $128,305 increase in stock-based compensation charge.

General and administrative costs increased from $1,267,825 in fiscal 2006 to $1,637,589 in fiscal 2007, as follows:

                                                       2007            2006
                                                         $               $

Accounting and administration                            98,690          99,700
Advertising and related                                  40,764          52,430
Compensation and benefits                               183,051          95,288
Consulting and professional fees                        158,234         208,056
Directors' fees                                           9,500               -
Filing fees and transfer agent                           24,539          39,827
Foreign exchange loss                                     2,769           1,295
Insurance                                                23,797          22,945
Investment conferences                                  222,981          78,823
Investor relations and shareholder communications       310,679         124,908
Legal and audit                                         157,712         209,615
Office and general                                       98,315         113,488
Office rent and operating costs                          63,379          19,052
Printing                                                 19,157          13,558
Telephone                                                31,110          14,274
Travel and related costs                                189,472         159,907
Website and internet costs                                3,440          14,659
                                                   ------------    ------------
                                                      1,637,589       1,267,825
                                                   ============    ============

Significant general and administrative expenditures incurred during fiscal 2007, include $133,652 for legal costs incurred primarily for general legal advice on financings and general corporate activities; $24,060 for independent audit costs; $222,981 for attendance and participation in investment conferences and meetings with the investment communities in North America and Europe; $310,679 for investor relations and shareholder communications and $63,379 for the Company's Vancouver and Toronto office rents and operating costs. During fiscal 2007 accounting and administration expenses of $93,600 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel. Compensation and benefits increased in fiscal 2007 by $87,763 due to the addition of Lynda Bloom as the Company's new President and CEO. During fiscal 2007, the Company had incurred $189,472 in travel costs, an increase of $29,565 from $159,907 during fiscal 2006, due to increased travel by the Company's management to its properties and meetings to review financing opportunities during fiscal 2007.

The increase in general and administrative expenditures was partially offset by:

    -    a decrease of $49,822 for consulting and professional  fees;
    -    a decrease of $15,288 for filing fees and transfer  agent;
    -    a decrease of $15,173 in office and general;
    -    a decrease of $11,666 for  advertising  and related; and
    -    a decrease of $11,219 for website and internet costs.

The Company also recorded a stock-based compensation charge of $679,122 in fiscal 2007 on the granting of 2,452,000 stock options and amending the terms of 450,000 stock options, compared to $550,817 in fiscal 2006, when the Company granted 2,168,000 stock options. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

During fiscal 2007 the Company recorded a total of $40,269 (2006 - $17,627) for general exploration expenditures. On November 17, 2006, the Company agreed to a new agreement under which Metanor has now agreed to purchase the Company's 50% interest for total consideration of $4.0 million. During fiscal 2007, the Company recognized a further write-down of $340,000 to reflect the terms of the revised Metanor agreement. No accretion of the asset retirement obligation was recorded in fiscal 2007 due to the proposed disposition under the Metanor agreement. A detailed discussion of the Company's proposed sale of its Bachelor Lake interest and exploration activities conducted is provided in "Exploration Projects".

As a result of the application of previously unrecognized losses during fiscal 2007, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $470,500.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at August 31, 2007, the Company had working capital of $1,842,765. In late November 2007, the Company announced a non-brokered private placement of 4,675,000 flow-through shares at a price of $0.47 per share and 3,500,000 non-flow-through units ("Non FT Unit") at $0.42 per Non-FT Unit. On December 14, 2007, the Company completed a first closing of the private placement and issued 4,001,607 flow-through shares and 3,106,642 Non-FT Units, for gross proceeds of $3,185,545. The Company expects that it will require additional financings to maintain its core operations, planned exploration and current levels of corporate overhead. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2007 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company had no changes in accounting policies during fiscal 2007. The CICA has made recent account pronouncements, as follows:

CICA Handbook Section 1530: "Comprehensive Income", effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251: "Equity", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855: "Financial Instruments - Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.

CICA Handbook Section 1506: "Accounting Changes" (CICA 1506"), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosures requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections. CICA1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information. Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

The Company will be required to adopt the above new accounting pronouncements for its fiscal period beginning September 1, 2007. The adoption of these new pronouncements is not expected to have an effect on the Company's financial position or results of operations.

TRANSACTIONS WITH RELATED PARTIES

The Company was charged for various services provided by companies controlled by directors and officers of the Company, as follows:
                                                       2007            2006
                                                         $               $

Accounting and administration                            93,600          99,700
Professional and consulting                             120,900         116,400
Compensation and benefits                               180,500          93,000
Directors fees                                            9,500               -
                                                   ------------    ------------
                                                        404,500         309,100
                                                   ============    ============

These fees have been either expensed to operations or capitalized to unproven mineral interests, based on the nature of the expenditures.

These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.

As at August 31, 2007, accounts payable and accrued liabilities include $24,344 (2006 - $4,637) due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

The Company has retained, on a part time basis and on a contract basis, a number of assistants during fiscal 2007. A number of other consultants were also retained during fiscal 2007, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America.

On March 10, 2006, the Company entered into an investor relation agreement with Clark Avenue Company Inc. ("Clark Avenue") to provide market awareness and investor relations on behalf of the Company. The agreement was for a term of one year. The agreement with Clark Avenue was terminated effective April 9, 2007. During fiscal 2007, the Company paid $35,000 to Clark Avenue.

During fiscal 2007, the Company was active in providing corporate awareness of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in Vancouver, Toronto, Winnipeg, and Frankfurt. The Company is also using a number of web based advertisers. During fiscal 2007, the Company paid $40,764 for advertising, $222,981 for investment conferences and related costs, $310,679 for investor relations and shareholder communications and $19,157 for printing costs associated with investor materials and pamphlets.

On June 7, 2006, the Company entered into an investor relations agreement with Value Relations GmbH ("Value Relations") to provide investor relations and corporate financing activities in Europe. The Company agreed to pay Value Relations US $5,000 per month for a period of five months. Effective November 1, 2006, the Company renewed its arrangement with Value Relations, under which it has agreed to pay Value Relations EUR(euro)5,000 per month for twelve months and granted 250,000 stock options, at $0.45 per share, for a period of three years. During fiscal 2007, the Company paid $101,288 (2006 - $16,964) to Value Relations.

In July 2007, the Company entered into an investor relations contract with Empire Communications Inc. ("Empire"), under which Empire will provide financial advice and assist in the structuring, coordinating and organizing of general investor relations activities in Canada. Under the arrangement, Empire will be paid a monthly fee of $6,000 and was granted stock options to purchase 150,000 common shares of the Company at $0.50 per share for a period of three years, subject to vesting provisions. During fiscal 2007, the Company paid a total of $36,000 to Empire under its investor relations contract and for prior consulting services.

The Company maintains a web site at www.halores.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at December 18, 2007, there were 47,863,991 issued and outstanding common shares, 3,595,000 stock options outstanding, at exercise prices ranging from $0.45 to $0.60 per share, and 7,076,638 warrants outstanding, with exercise prices ranging from $0.45 to $0.65 per share.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109
- Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. During the process of management's review and evaluation of the design of the Company's internal control over financial reporting, it was determined that certain weaknesses existed in internal controls over financial reporting. As is indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring which exists. The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS



I, Lynda Bloom, President and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd. (the issuer) for the period ending August 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   December 19, 2007


/s/ Lynda Bloom
--------------------------
Lynda Bloom,
President & CEO

                  FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS


I, Nick DeMare, Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd. (the issuer) for the period ending August 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

         (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:   December 19, 2007


/s/ Nick DeMare
--------------------------
Nick DeMare,
Chief Financial Officer